Exhibit 99.10

TO:   Whom it may eoncern

Re:    Keegan Resources Inc. (the "Company")
     Annual Report on Form 40-F
     Retrospective Advice of Expert

This advice is provided in connection with the Company's Annual Information Form for the Financial Year Ended March 31, 2012 Dated as of June 28, 2012, filed by the Company with the United States Securities and Exchange Commission and provided for review in December 2012.

I, Chris Waller, B AppSc (MAusIMM(CP))., DO HEREBY ADVISE:

■   that my consent was provided for previous reports lodged with SEDAR relating to the Esaase Property

■   that the Annual Information Form provided has been reviewed by myself and that those parts of the report relating to work undertaken by or supervised by myself are in accordance with the content of the earlier reports and truly reflect the investigations and engineering studies undertaken to the date of the Form

■   I consent to the use of my name and the disclosure of my involvement in the preparation of information that forms the basis for all disclosure of a technical and scientific nature related to the Company's Esaase Project contained in the Annual Information Form and Annual Report; however the reader is cautioned that there may or may not be investigations or information that have become available subsequent to the date of the report of which I am not aware that may have since materially affected the reports outcomes and conclusions.

Dated the 20th, of December, 2012

/s/ Chris Waller

Chris Waller, B AppSc (MAusIMM(CP))